Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-253057

$3,500,000,000

AMERICAN EXPRESS COMPANY

$2,250,000,000 3.950% Notes due August 1, 2025

$1,250,000,000 4.420% Fixed-to-Floating Rate Notes due August 3, 2033

Terms and Conditions Applicable to all Notes

Issuer:	American Express Company

Expected Ratings(1):	A2 / BBB+ / A (Stable/Stable/Stable) (Moody’s / S&P / Fitch)

Ranking:	Senior unsecured

Trade Date:	July 25, 2022

Settlement Date:	August 3, 2022 (T+7). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, because the Notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Total Net Proceeds to American Express:	$3,486,500,000 (before expenses)

Listing:	The Notes will not be listed on any exchange.

Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Barclays Capital Inc. HSBC Securities (USA) Inc. RBC Capital Markets, LLC

Co-Managers:	CastleOak Securities, L.P. Lloyds Securities Inc. MUFG Securities Americas Inc. TD Securities (USA) LLC

Junior Co-Managers:	Drexel Hamilton, LLC Mischler Financial Group, Inc.

Terms and Conditions Applicable to the 3.950% Notes due August 1, 2025

Maturity Date:	August 1, 2025

Par Amount:	$2,250,000,000

Benchmark Treasury:	UST 3.000% due July 15, 2025

Benchmark Treasury Price and Yield:	100-01¼; 2.986%

Re-offer Spread to Benchmark:	+100 bps

Re-offer Yield:	3.986%

Coupon:	3.950%

Public Offering Price:	99.900%

Underwriters’ Discount:	0.250%

Net Proceeds to American Express:	$2,242,125,000 (before expenses)

Interest Payment Dates:	February 1 and August 1 of each year, beginning February 1, 2023

Day Count:	30 / 360

Optional Redemption:	In whole or in part, on or after the date that is 31 days prior to the Maturity Date at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.

CUSIP:	025816CY3

ISIN:	US025816CY33

Terms and Conditions Applicable to the 4.420%Fixed-to-Floating Rate Notes due August 3, 2033

Maturity Date:	August 3, 2033

Par Amount:	$1,250,000,000

Benchmark Treasury:	UST 2.875% due May 15, 2032

Benchmark Treasury Price and Yield:	100-15; 2.820%

Re-offer Spread to Benchmark:	+160 bps

Re-offer Yield:	4.420%

Fixed Rate Coupon:	4.420%

Floating Rate Base Rate:	Compounded SOFR (as determined in accordance with the provisions set forth in the preliminary prospectus supplement (as defined below))

Floating Rate Spread:	+176 bps

Public Offering Price:	100.000%

Underwriters’ Discount:	0.450%

Net Proceeds to American Express:	$1,244,375,000 (before expenses)

Fixed Rate Period:	From, and including, the date of issuance of the notes to, but excluding, August 3, 2032

Floating Rate Period:	From, and including, August 3, 2032 to, but excluding, the Maturity Date

Interest Rates:	The notes will bear interest (i) during the Fixed Rate Period at a rate per annum equal to 4.420%, and (ii) during the Floating Rate Period at a rate per annum of Compounded SOFR plus 1.760%.

Interest Payment Dates:	(i) During the Fixed Rate Period, February 3 and August 3 of each year, beginning February 3, 2023 and (ii) during the Floating Rate Period, February 3, May 3, August 3 and November 3, beginning November 3, 2032

Interest Periods:	Semi-annually in arrears during the Fixed Rate Period and quarterly in arrears during the Floating Rate Period

Floating Rate Interest Determination Dates:

Two U.S. Government Securities Business Days (as defined in the preliminary prospectus supplement) preceding each Floating Rate Interest Payment Date (or in the final Floating Rate Interest Period, preceding the Maturity Date, or in the case of the redemption of any notes, preceding the redemption date).

Day Count:	Fixed Rate Period: 30 / 360 Floating Rate Period: Actual / 360

Optional Redemption:	(i) In whole but not in part on August 3, 2032 or (ii) in whole or in part during the three-month period prior to the Maturity Date, in each case at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.

CUSIP:	025816DA4

ISIN:	US025816DA48

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus dated February 12, 2021) and a preliminary prospectus supplement, dated July 25, 2022 (the “preliminary prospectus supplement”), with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037, Barclays Capital Inc. at 1-888-603-5847, HSBC Securities (USA) Inc. at 1-866-811-8049 and RBC Capital Markets, LLC at 1-866-375-6829.